June 7, 2007

VIA EDGAR

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	ADA-ES, Inc. Form 8-K Item 4.01 Filed May 18, 2007 Form 8-K/A Item 4.01 Filed May31, 2007 File # 000-50216

Dear Mr. Rohn:

ADA-ES, Inc. (“we” or the “Company”)responds as follows to the Staff’s comment letter dated June 1, 2007 relating to the above-captioned filing on Form 8-K and Form 8-K/A. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each immediately thereafter.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1. In light of your material weaknesses disclosures, provide us with any letter or written communication to and from the former accountants regarding the material weaknesses in internal control over financial reporting, to management, or the Audit Committee.

Attached to this letter are copies of the following communications to and from the former accountants regarding the material weaknesses in internal control over financial reporting. The communications include the Report to the Audit Committee from our former accountants, Hein & Associates LLP (“H&A”) dated March 26, 2007, and Memoranda prepared by us to address each material weakness. The internal Memoranda address items of which we became aware during the course of the 2006 fiscal year-end audit, and are therefore dated earlier than the H&A Report, which was provided to formally advise the Audit Committee of their opinions concerning material weaknesses in our internal control over financial reporting.

a.	Hein & Associates LLP Report to the Audit Committee dated March 26, 2007.

b.	ADA-ES Memo #1 dated March 6, 2007, Re: Control Environment changes (2006 9/30 Form 10-Q to 12/31 Form 10-K).

Ryan Rohn, Staff Accountant

Securities & Exchange Commission

June 7, 2007

c.	ADA-ES Memo # 2 dated March 6, 2007, Exception Documentation Memorandum concerning Control Activity # AP-56 (recording of accruals).

d.	ADA-ES Memo # 3 dated March 6, 2007, Exception Documentation Memorandum concerning “Accounts Receivable – Unbilled” and “DOE billing in excess of cost”.

e.	ADA-ES Memo # 4 dated March 7, 2007, Exception Documentation Memorandum concerning Control Activity # YE-13 (reconciliation of PP&E schedule).

f.	ADA-ES Memo #5 dated March 7, 2007, Exception Documentation Memorandum concerning Control Activities # YE-35 and # YE-52 (finalization of tax accrual).

g.	ADA-ES Memo # 6 dated March 19, 2007, Exception Documentation Memorandum concerning Control Activities # YE-36 and # CM-12 (classification of certificate of deposit).

h.	ADA-ES Memo #7 dated March 19, 2007, Exception Documentation Memorandum concerning Control Activities # YE-43 and # YE-54 (EPS calculations).

2. Also provide us with a schedule of your fiscal year-end 2006 fourth quarter adjustments to close the books, or adjustments recorded in connection with or a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate. If applicable, provide a similar schedule for your quarter ended March 31, 2007.

Attached to this letter is a schedule of our fiscal year-end 2006 fourth quarter adjustments to close the books and the adjustments recorded in connection with or as a result of the audit. This schedule details seven (7) journal entries we made to adjust our books to the final amounts that were ultimately reflected in the fiscal year-end 2006 financial statements. As you will note, most of the entries had only balance sheet impacts. The net effect of all adjustments on pre-tax net income (loss) was approximately $132,000 and related to accounting for compensation matters flowing from 2006 results. Below is an explanation by entry, including the basis as to why none of the adjustments relate to prior periods, and why we believe the timing of each adjustment is appropriate.

Entry # 1 – Sale of JV interest in Clean Coal Solutions LLC (CCS).

In November 2006 we completed the sale of a 50% interest in CCS to an affiliate of NexGen Resources Corporation (“NexGen”). After receiving guidance from our auditors that they disagreed with the initial characterization of several aspects of the transaction, we sought guidance from the SEC on the appropriate manner of accounting for the transaction, and recorded the transaction pursuant to such guidance in accordance with their interpretation of FIN 46R and SAB 51. We had previously recorded a $100,000 non-refundable payment received from NexGen as “deferred revenue” in the 2nd and 3rd quarters of 2006, which characterization had no impact on bottom-line revenue for those periods. The transaction was finalized in the 4th quarter of 2007 and is properly recorded in that period.

Entry #2 – Harris Group invoice for professional services.

Our cut off procedures were previously designed to primarily evaluate our revenue producing projects and did not appropriately capture the accrual of professional service for a major development project. The timing of this invoice relates specifically to work performed in December 2006 and is therefore properly recorded only in the 4th quarter.

Ryan Rohn, Staff Accountant

Securities & Exchange Commission

June 7, 2007

Entry #3 – Reconciliation of billed in excess of costs and unbilled amounts related to our DOE contracts.

We conduct work under as many as seven Department of Energy contracts, and prior to year end had not regularly reconciled nor made a reclassification entry to record the unbilled, and billed in excess of, costs on a contract by contract basis. In the past these amounts were generally netted to a single amount of either billed in excess of costs (a current liability) or unbilled receivable (a current asset) as might properly be done for a single customer where amounts due and credits outstanding would likely be netted against future payments. At year-end 2006 we agreed with our auditors that the preferred disclosure would be to evaluate the amounts on a contract by contract basis and made a reclassification entry that reduced current assets and current liabilities by approximately $222,000. This reconciliation is now being performed on a quarterly basis. The entry recorded had no impact on our profit/(loss) nor on our reported working capital for the year ended December 31, 2006. We have not evaluated the impact of such an analysis on prior quarters in 2006.

Entry #4 – Reconciliation of the General Ledger to the detailed PP&E schedules.

The adjustments for this reconciliation netted to less than $1,000 and were immaterial. We are now routinely performing this reconciliation and it is not further evaluated here.

Entry #5 – Adjustment for deferred taxes.

Our routine procedure is to analyze and estimate our year-end tax position pursuant to FASB 109 on a quarterly basis developing an effective tax rate that we apply to book income/loss for YTD income at that time. During 2006 those rates were 33.5%, 31.6%, 25.6% and 22%, for the 1st, 2nd, 3rd and year-end accruals, respectively. The declining effective rate was primarily an indication of the effect of increasing R&D credits. Although the adjustment made at year-end was a result of several complex factors, including option exercises that occurred in the 4th quarter, none of those indicate that any adjustment to the estimates made in the prior periods is warranted.

Entry #6 – Reclassification of certificate of deposit (CD).

This adjustment was made to properly classify a CD. As of 12/31/06 the CD had a maturity date prior to 3/31/07 and was originally recorded in cash and cash equivalents. Upon review, the auditors noted that the original term of the CD was longer than 3 months and therefore, the CD should be classified as a short-term investment. We made the correcting entry to reclassify the item, and have revised our investment schedules to include original terms so that proper classification occurs from now on. This CD was properly classified as a short-term investment in prior periods and therefore no adjustments are appropriate or required for any prior periods.

Entry #7 – Year-end profit sharing, executive compensation and invoice accrual.

This adjustment was primarily a result of Board approval, at its meeting in February 2007, of profit sharing and executive compensation matters. Consideration of potential gain recognition from the NexGen transaction (see Entry #1 above) resulted in an adjustment to profit sharing expense. Both that adjustment and accrual of an invoice for patent costs relate solely to the year-end and do not impact prior periods.

I believe that this responds to all of the Staff’s comments. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.

Ryan Rohn, Staff Accountant

Securities & Exchange Commission

June 7, 2007

Sincerely,

ADA-ES, Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies
Senior VP and Chief Financial Officer

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